EXHIBIT 99.4
CARDS INC. LIMITED
Financial Statements for the
year ended 31st July 2004

Registered Office:	Profex House
25 School Lane
Bushey
Herts. WD23 1SS

Registered Number:	3329087 (England and Wales)

Director:	Darren Epstein

Secretary:	Paul Freedman

Contents	Page
Report of the director	2 - 3

Auditors report	4 - 5

Profit and Loss Account	6

Balance Sheet	7

Cash Flow Statement	8

Accounting Policies	9 - 10

Notes to the Accounts	11- 17

CARDS INC. LIMITED
Independent auditors’ report to the shareholders of Cards Inc. Limited.
We have audited the financial statements of Cards Inc. Limited for the year ended 31st July 2004 which comprise a Profit and Loss Account, Balance Sheet, Cash Flow Statement and the related notes on pages 9 to 17. The financial statements have been prepared under the historical cost convention and the accounting policies set out therein.
This report is made solely to the company’s shareholders, as a body, in accordance with section 235 of the Companies Act 1985. Our work has been undertaken so that we might state to the company’s shareholder those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s shareholders as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
As described in the Statement of Director’s Responsibilities the company’s director is responsible for the preparation of the accounts in accordance with applicable law and United Kingdom Accounting Standards.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.
We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Director’s Report is inconsistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director’s remuneration and transactions with the company is not disclosed.
We read the Director’s Report and consider the implications for our report if we become aware of any apparent misstatements within it.

CARDS INC. LIMITED
Independent auditors’ report to the shareholders of Cards Inc. Limited. (continued)
Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the director in the preparation of the financial statements, and whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanation which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion the financial statements give a true and fair view of the state of the company’s affairs at 31st July 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Profex House
25 School Lane	Leslie Woolfson & Co.
Bushey	Chartered Accountants
and
Herts. WD23 1SS	Registered Auditors
28th June 2005

CARDS INC. LIMITED
Profit and Loss Account for the year ended 31st July 2004

	Note	2004	2003
		£	£
TURNOVER	1	18,487,021	14,546,789

Cost of sales		(15,132,301)	(11,877,923)

GROSS PROFIT for the year		3,354,720	2,668,866

Distribution costs and administrative expenses	2	(2,712,167)	(2,060,098)

Operating profit	3	642,553	608,768

Interest receivable and similar income	4	11,435	9,977

Interest payable and similar charges	5	(127,835)	(102,497)

Profit on ordinary activities before taxation		526,153	516,248

UK taxation on profit on ordinary activities	6	(137,956)	(128,472)

Profit on ordinary activities after taxation		388,197	387,776

Retained Profit for the financial year	13	£388,197	£388,197

Continuing Operations
Turnover and operating profit derive wholly from continuing operations.
Statement of total recognised gains and losses
The company has no recognised gains or losses other than the profit for the current period.

CARDS INC. LIMITED
BALANCE SHEET AS AT 31ST JULY 2004

	Note	2004	2003
		£	£
FIXED ASSETS
Tangible assets	7	128,595	62,206

CURRENT ASSETS
Stocks	8	847,228	980,929
Debtors	9	4,871,241	2,373,956
Cash at bank		1,718,047	942,981

		7,436,516	4,297,866
Creditors: amounts falling due within one year	10	(6,090,737)	(3,097,497)

Net current assets		1,345,779	1,200,369

Total assets less current liabilities		1,474,374	1,262,575

Creditors: amounts falling due after more than one year	10	(14,600)	(191,610)

Provision for liabilities and charges	11	(3,217)	(2,605)

Total net assets		1,456,557	1,068,360

Financed by:

CAPITAL and RESERVES
Called – up Share Capital	12	100,000	2

Profit and Loss Account	13	1,356,557	1,068,358

Shareholders’ funds — Equity		1,456,557	1,068,360

Approved by the board of directors on 28th June 2005 and signed on its behalf:
/s/ Darren Epstein
D. Epstein            director

CARDS INC. LIMITED
Cash Flow Statement
Year ended 31st July 2004

	Notes	2004	2003
		£	£
Reconciliation of operating profit to net cash inflow from operating activities

Operating profit		642,553	608,768
Depreciation charges		42,011	24,405
Decrease/(Increase) in stocks		133,701	(104,374)
Decrease/(Increase) in debtors		(2,497,285)	(966,287)
Increase in creditors		1,313,403	462,825

Net cash inflow from operating activities		(365,617)	(25,337)

CASH FLOW STATEMENT
Net cash (outflow)/inflow from operating activities		(365,617)	(25,337)
Returns on investments and servicing of finance	15	(116,400)	(92,520)
Taxation		(32,119)	(207,411)
Capital Expenditure	15	(108,400)	(24,413)

		(622,536)	(299,007)
Financing	15	(228,545)	28,365

(Decrease) in cash		(851,081)	(270,642)

Reconciliation of net cash flow to movement in net debt (Decrease)/increase in cash		(851,081)	(270,642)
Decrease/(increase) in debt & lease financing		213,945	(28,365)

Change in net debt	16	(637,136)	(299,007)
Net funds at 1st August 2003		13,701	312,708

Net funds at 31st July 2004		(623,435)	13,701

CARDS INC.LIMITED
ACCOUNTING POLICIES
Year ended 31st July 2004
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.
The following accounting policies have been applied:
Turnover
Turnover represents amounts derived from ordinary activities at invoiced amount less VAT where applicable.
Foreign Currencies
Transactions in foreign currencies are translated into Sterling and recorded at the rate ruling at the date of receipt or payment.
Stocks
Stocks are valued at the lower of cost and net realisable value after making due allowance for obsolete and slow-moving stocks. Cost includes all direct expenditure.
Taxation
Corporation tax is provided on taxable profits at the current rate.
Deferred Taxation
Full provision is made for deferred taxation resulting from timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes.
Deferred tax is calculated at the tax rates which are expected to apply in the periods when the timing differences will reverse.
Depreciation
Depreciation has been provided at the following rates in order to write off the assets over their estimated useful lives.

Plant	24% per annum on cost
Motor Vehicle	25% per annum on cost
The director does not feel the charge in the current period will materially affect any comparison with the comparative figures.

CARDS INC.LIMITED
ACCOUNTING POLICIES
Year ended 31st July 2004
( continued )
Leasing and hire purchase commitments
Rentals paid under operating leases are charged to income on a straight line basis over the lease term.
Assets held under finance leases are capitalised and depreciated over their useful lives. The corresponding lease obligation is treated in the balance sheet as a liability. The interest element of rental obligations is charged to profit and loss account over the period of the lease at a constant proportion of the balance of capital repayments outstanding.

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2004.
1. TURNOVER
The turnover and profit before taxation is attributable to the sales of cards and collectibles.
Turnover is attributable to one continuing activity, the sales of cards and collectibles.

	2004	2003
	£	£
Turnover is analysed by market below:
United Kingdom	12,215,780	10,136,331
E.E.C.	5,431,076	4,106,774
Non – E.E.C.	840,165	303,684

	18,487,021	14,546,789

2. DISTRIBUTION COSTS and ADMINISTRATIVE EXPENSES
Distribution costs	1,219,869	866,575
Administration expenses	1,492,298	1,193,523

	2,712,167	2,060,098

3. OPERATING PROFIT
This is stated after charging:
Director’s remuneration	245,000	245,000
Auditors remuneration	11,000	11,000
Non – audit services	4,000	4,000
Operating lease charges:
Land and buildings	136,400	65,000
Hire of plant	7,016	5,200
Depreciation of tangible fixed assets:
Owned	36,803	20,957
Held under finance lease	464	3,448
Loss on sale of fixed asset	4,744	—

4. INTEREST RECEIVABLE
Bank interest received	11,435	9,977

5. INTEREST PAYABLE AND SIMILAR CHARGES
Bank charges	56,835	16,948
Bank loans and overdrafts	23,529	46,863
Credit card charges	45,066	37,380
Finance charges in respect of finance leases	2,405	1,306

	127,835	102,497

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2004.

	2004	2003
	£	£
6. TAXATION
UK Corporation tax:
Current tax on income for the period (see below)	137,344	129,200

Deferred tax:
Origination and reversal of Timing differences.	612	(728)

Tax on profit on ordinary activities	137,956	128,472

The tax assessed for the period is lower than the standard rate of corporation tax in the U.K. (30%)

The differences are explained below:

Profit on ordinary activities before tax	526,153	516,248

Profit on ordinary activities multiplied by the standard rate of UK Corporation tax (30% — 2003 30%)	157,846	154,874

Effects of:
Expenses not deductible for tax purposes	8,219	534
Capital allowances for year (in excess) of depreciation	(2,476)	729
Marginal rate relief	(26,245)	(26,937)

Current tax on income for the period	137,344	129,200

The company rate of 30% has been used as the director considers that this rate is the most convenient for comparison purposes.
Factors that may affect future tax charges:
It is likely in future years that capital allowances will be in excess of depreciation.

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2004.
7. TANGIBLE ASSETS

		Motor
	Plant	Vehicle	Total
	£	£	£
COST:
As at 1st August 2003	91,645	17,240	108,885
Additions	91,736	22,264	114,000
Sales	—	(17,240)	(17,240)
Written off	(31,252)	—	(31,252)

As at 31st July 2004	152,129	22,264	174,393

DEPRECIATION
As at 1st August 2003	39,783	6,896	46,679
Charge for the period	36,803	464	37,267
Disposals	—	(6,896)	(6,896)
Written off	(31,252)	—	(31,252)

As at 31st July 2004	45,334	464	45,798

Net Book Value
As at 31st July 2004	106,795	21,800	128,595

As at 31st July 2003	51,862	10,344	62,206

The net book value of the motor vehicle amounting to £21,800 (2003 -£10,344) is in respect of an asset held under a finance lease. The depreciation charge in respect of the asset amounted to £464 as it was bought in July 2004

	2004	2003
	£	£
8. STOCKS
Cards and collectibles for re-sale	847,228	980,929

9. DEBTORS
Trade	4,775,345	2,314,576
Other	95,896	59,380

	4,871,241	2,373,956

10. CREDITORS
Falling due within one year:
Bank overdrafts (secured)	2,326,882	603,168
Bank loan accounts (secured)	—	131,636
Finance lease obligations	7,300	2,866
Trade	2,295,749	1,567,588
Other	1,072,905	441,759
Taxation and social security	124,690	192,504
Corporation tax	263,211	157,986

	6,090,737	3,097,497

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2004.

	2004	2003
	£	£
10. CREDITORS (continued)
Falling due after more than one year Bank loan accounts (secured)	—	185,918
Finance lease obligations	14,600	5,692

	14,600	191,610

The bank loans are secured on the company’s assets by way of a debenture dated 24th February 1999.
The company has annual commitments under non-cancellable operating leases which expire as follows:

	2004		2003
	Land and		Land and
	buildings	other	buildings	other
	£	£	£	£
Operating leases which expire Within one year	56,100	—	—	—
In the 2nd to 5th Year inclusive	13,800	7,016	64,600	5,200
Over 5 years	122,090	—	—	—

	191,990	7,016	64,600	5,200

	2004	2003
	£	£
11 PROVISION for LIABILITIES and CHARGES
— deferred taxation
At beginning of the year	2,605	3,333
Charge for year in the profit and loss account	612	(728)

At end of year	3,217	2,605

The amounts provided are as follows:
Accelerate capital allowances	3,217	2,605

12. CALLED-UP SHARE CAPITAL
Authorised:
100,000 Ordinary shares of £1 each	100,000	1,000

Alloted, called-up and fully paid:
100,000 Ordinary shares of £1 each	100,000	2

At an extraordinary general meeting of the members held on 10th June 2004 the company’s authorised share capital was increased from £1,000 to £100,000.
At that date the company issued by way of a bonus 99,998 shares at the rate of 49,999 for every 1 share already held.

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2004.

	2004	2003
	£	£
13. PROFIT AND LOSS ACCOUNT
Balance as at 1st August 2003	1,068,358	680,582
Retained profit for the year	388,197	387,776
less: increase in issued share capital	(99,998)	—

Balance as at 31st July 2004	1,356,557	1,068,358

14. RECONCILIATION of MOVEMENT in SHAREHOLDER’S FUNDS

	2004	2003
	£	£
At 1st August 2003	1,068,360	680,584
Profit for the financial year	388,197	387,776

At 31st July 2004	1,456,557	1,068,360

Shareholder’s Funds: Equity	1,456,557	1,068,360

15. GROSS CASH FLOWS

Returns on investments and servicing of finance
Interest receivable	11,435	9,977
Interest payable	(125,430)	(101,191)
Interest element of finance lease rentals	(2,405)	(1,306)

	(116,400)	(92,520)

Capital expenditure
Payments to acquire tangible fixed assets	(114,000)	(24,413)
Receipts from sales of tangible fixed assets	5,600	—

	(108,400)	(24,413)

Financing
Issue of share capital from company resources £99,998	—	—
Loan repayments	(219,987)	31,770
Capital element of finance lease payments	(8,558)	(3,405)

	(228,545)	28,365

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2004.
16. ANALYSIS of CHANGES in NET DEBT

	At 1/8/03	Cash flows	At 31/7/2004
	£	£	£
Cash at bank	942,981	775,066	1,718,047
Overdrafts	(603,168)	(1,626,147)	(2,229,315)

		(851,081)

Debt due within 1 year	(131,636)	34,069	(97,567)
Debt due after I year	(185,918)	185,918
Hire Purchase	(8,558)	(6,042)	(14,600)

		213,945

Total	13,701	(637,136)	(623,435)

Cash at bank relates to monies at the company’s bankers on current account and any interest bearing accounts held on short term notice.
17. DIRECTOR
Staff costs include the following emoluments in respect of a director:

	2004	2003
	£	£
Emoluments	245,000	245,000

18. EMPLOYEES
Number of employees:
The average monthly number of employees (including the director) during the period was:

	2004	2003
	no.	no.
Administration	17	13
Warehouse	5	5
Sales	9	7

	31	25

	£	£
Employment costs:
Wages and salaries	969,759	827,460
Social security costs	77,294	86,216

	1,047,053	913,676

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2004.
19. CONTROLLING PARTY
Darren Epstein, the company’s director, controls the company as a result of controlling directly 100% of the issued Ordinary share capital. Mr. Epstein has lent money to the company on an interest free basis. The amount outstanding on this loan at 31st 22 July 2004 was £237,659 (2003 - £354,821.)
20. RELATED PARTY TRANSACTIONS
During the year the company purchased, on normal commercial terms, goods to the value of £111,735 from Strictly Ink Limited, a company in which Darren Epstein is a director and materially interested as a shareholder. The company sold goods to this firm amounting to £3,520. The balance due to Strictly Ink Limited at the end of the year was £10,445 (2003 — £92,911 )
Darren Epstein has given a personal guarantee up to £150,000 to the company’s bankers to secure any borrowings by the company.